EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

NAME	LOCATION
Extreme Networks International	Cayman Islands
Extreme Networks Japan K.K.	Japan
Extreme Networks Hong Kong Limited	Hong Kong
Extreme Networks IHC, Inc.	Delaware
Extreme Networks UK Limited	United Kingdom
Extreme Networks B.V.	The Netherlands
Extreme Networks GmbH	Germany
Extreme Networks Sarl	France
Extreme Networks Srl	Italy
Extreme Networks Canada, Inc.	Canada
Extreme Networks Korea, Ltd.	Korea
IHC Networks AB	Sweden
Extreme Networks Australia PTE, Ltd.	Australia
Extreme Networks EMEA	Cayman Islands
Extreme Networks Argentina, SRL	Argentina
Extreme Networks Brasil, Ltda.	Brazil
Extreme Networks Mexico, Ltda.	Mexico
Extreme Networks Chile, Ltda.	Chile
Extreme Networks Singapore PTE, Ltd.	Singapore
Extreme Networks China Ltd.	China
Extreme Networks Spain, SL	Spain
Extreme Networks Switzerland GmbH	Switzerland
Extreme Networks India Private Limited	India
Extreme Networks Mauritius	Mauritius